02021059

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passport Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Ave., Suite 330
(No. and Street)

Burlingame (City) California (State) 94010 (Zip Code)

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol A. Petrarca, President (650) 373-4710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vocker Kristofferson and Co.
(Name – *if individual, state last, first, middle name*)

1700 S. El Camino Real, #406 (Address) San Mateo (City) California (State) 94010 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED NOV 26 2002 WASH, DC 180

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol A. Petrarca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passport Securities, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRIAN J. GINNA
Commission # 1308525
Notary Public - California
San Mateo County
My Comm. Expires Jun 10, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vocker Kristofferson and Co.
1700 S. El Camino Real, Suite 406
San Mateo, CA 94402
(650) 574-5000 • FAX (650) 574-2334
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Passport Securities, Inc.

We have audited the accompanying balance sheet of Passport Securities, Inc., a California corporation, as of September 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Passport Securities, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vocker Kristofferson and Co.

October 24, 2002
San Mateo, California

Passport Securities, Inc.
Balance Sheet
September 30, 2002

ASSETS

Cash	$ 135,102
Clearing company deposits	25,876
Furniture and equipment, net of depreciation of $8,524	1,683
Prepaid expenses	9,697
Goodwill	109,021
Deferred tax asset	305,584
	$ 586,963

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable - Trade and other	$ 11,091
	11,091
Shareholder's equity:	
Common stock, Class A, voting 1,000,000 shares authorized, 1,000,000 shares issued and outstanding	893,365
Common stock, Class B, non-voting 1,000,000 shares authorized, 24,712 shares issued and outstanding	24,712
Paid in capital	139,232
Accumulated deficit	(481,437)
Total shareholder's equity	575,872
	$ 586,963

See accompanying notes to financial statements.

Passport Securities, Inc.
Statement of Operations
for the Year Ended September 30, 2002

Revenues:	
Commissions, net of broker charges	$ 4,634
Interest	2,435
Total revenues	7,069
Expenses:	
Commissions	2,268
Salaries and related payroll taxes	160,057
Other general and administrative	106,192
Total expenses	268,517
Net loss before income taxes	(261,448)
Credit for income taxes	101,528
Net loss	$ (159,920)

See accompanying notes to financial statements.

Passport Securities, Inc.
Statement of Changes In Shareholder's Equity
for the Year Ended September 30, 2002

	Series A Common Shares	Series A Common Stock	Series B Common Shares	Series B Common Stock	Total Common Stock
Balance at September 30, 2001	664,712	$ 558,077	-	$ -	$ 558,077
Issuance of stock at par value of $1 a share	335,288	335,288	24,712	24,712	360,000
Balance, at September 30, 2002	1,000,000	$ 893,365	24,712	$ 24,712	$ 918,077

	Common Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at September 30, 2001	664,712	$ 558,077	$ 139,232	$ (321,517)	$ 375,792
Issuance of stock at par value of $1 a share	360,000	360,000	-	-	360,000
Net loss	-	-	-	(159,920)	(159,920)
Balance, at September 30, 2002	1,024,712	$ 918,077	$ 139,232	$ (481,437)	$575,872

See accompanying notes to financial statements.

Passport Securities, Inc.
Statement of Cash Flows
for the Year Ended September 30, 2002

Cash flows used in operating activities:	
Net loss	$ (159,920)
Adjustments to reconcile net loss to net cash:	
Depreciation	2,041
Decrease in value of goodwill	6,931
Decrease in receivable from broker-dealers and clearing organizations	633
Decrease in accounts receivable	93
Increase in prepaid expenses	(1,770)
Increase in deferred tax asset	(102,328)
Decrease in commissions payable	(3)
Increase in trade and other payables	5,516
Net adjustments	(88,887)
Net cash used in operating activities	(248,807)
Cash flows provided by financing activities:	
Proceeds from stock issuances	360,000
Net cash provided by financing activities	360,000
Net increase in cash and equivalents	111,193
Cash, beginning of period	49,785
Cash, end of period	160,978

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 800

See accompanying notes to financial statements.

1. Description of business

Passport Securities, Inc. (the "Company"), a California corporation, is a wholly owned subsidiary of Passport Holding Corp. ("Holding"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company's primary source of revenue arises from commissions derived from the sale of listed and unlisted stocks and bonds, investment company products and insurance products. The Company sells its products throughout the United States.

2. Summary of significant accounting policies

The following is a summary of the Company's significant accounting policies:

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market funds and clearing company deposits.

Clearing company deposits

As established by Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,* required deposits to a clearing organization are considered as a cash item in the computation of the broker's or dealer's net capital.

Furniture and equipment

Furniture and equipment are stated at cost. Depreciation is based on the straight-line method over estimated useful lives of five years.

Goodwill

Goodwill arose from the acquisition of the Company by Holding. Goodwill is valued at fair market value.

Commission revenue and expense

Securities transactions and related commission revenues and expenses and clearing expenses are recorded on a trade date basis.

Income taxes

The Company and its parent are part of a controlled group. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Summary of significant accounting policies (continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from broker-dealers and clearing organizations

There were no receivables from broker-dealers and clearing organizations as of September 30, 2002. The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

4. Commitments and contingent liabilities

The Company leases its office space under a lease expiring June 30, 2006. Future minimum lease commitments are as follows:

Year Ended Sept. 30:	Amount
2003	$ 9,000
2004	9,000
2005	9,000
2006	6,750
Total	$ 33,750

Rent expense for the year ended September 30, 2002 was $9,000.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $149,886, which was $144,886 in excess of its required net capital of $5,000.

In management's opinion, the Company was exempt from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 throughout the year ended September 30, 2002 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

6. Income taxes

The items comprising income tax expense are as follows:

Current tax provision:	
Federal	$ (-)
State	800
Current tax provision	$ 800
Deferred tax provision:	
Federal	$ (86,810)
State	(15,520)
Deferred tax provision	$ (102,330)
Total provision for income taxes	$ (101,530)

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

Income tax expense at statutory federal income tax rate	$ (88,890)
State taxes net of federal benefit	(15,250)
Tax rate differences	800
Other	(950)
Non-deductible goodwill	2,760
Total income tax expense	$ 101,530

Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of September 30, 2001 are as follows:

Deferred tax assets:	
Depreciation of fixed assets	$ 830
California franchise tax benefit	270
Net operating loss carryforwards	304,484
Valuation allowance	-
Net deferred tax assets	$ 305,584
Deferred tax liabilities:	
None	$ 0
Net deferred tax asset	$ 305,584

No valuation allowance is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet. The Company's federal net operating loss carry- forwards of $762,810 may be carried forward for 20 years and begin expiring in 2019.

7. Contingencies - Litigation

There was a claim that was brought against the Company in February 2000 in the amount of $20,000. In the opinion of Counsel, the Company is likely to prevail in the case.

8. Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $159,920 during the year ended September 30, 2002, which resulted in total net losses of $499,197 as of September 30, 2002. However, this factor does not create an uncertainty about the Company's ability to continue as a going concern. Management of Holding has communicated with the Company that Holding will continue to provide funds to the Company when necessary.

SCHEDULE I

Passport Securities, Inc.
Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1
September 30, 2002

NET CAPITAL		
Total shareholders' equity	$	575,872
Deductions:		
Furniture and equipment		1,683
Goodwill		109,022
Other assets		315,281
Total deductions		425,986
Net Capital	$	149,886
AGGREGATE INDEBTEDNESS		
Total liabilities	$	11,091
Total aggregate indebtedness	$	11,091
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
EXCESS NET CAPITAL	$	145,886
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.07 to 1

See accompanying notes to financial statements.

Vocker Kristofferson and Co.
1700 S. El Camino Real, Suite 406
San Mateo, CA 94402
(650) 574-5000 • FAX (650) 574-2334
Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Passport Securities

In planning and performing our audit of the financial statements of Passport Securities, Inc. (the Company), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the period October 1, 2001 through September 30, 2002) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of an evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. The Company is a small company, and essentially all of its operational and record-keeping procedures are performed by one individual. Consequently, the segregation of duties which is normally required for effective nature, timing and extent of the audit tests to be applied in our audit of the 2002 financial statements and this report does not affect our report on these financial statements dated October 24, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Vocker Kristofferson and Co.

October 24, 2002
San Mateo, California